82-57

03 MAY 13 AM 7:21

TransCanada

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03050862

To:	Securities and Exchange Commission
	Attention: Filing Desk, Stop 1-4
Fax Number:	202.942.9628
From:	Brenda Hounsell, Corporate Secretarial
Date:	April 21, 2003 — Time: 2:30 MDT
Number of Pages (including Cover)	7

SUPPL

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Message:

Re: News Release – TC PipeLines, LP

The attached news release is scheduled to cross the newswire at 3:25 MDT:

TC PipeLines, LP Declares First Quarter Distribution; Announces First Quarter Results

dlw 5/29

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TransCanada
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TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7680
fax (403) 920-2467
email brenda_hounsell@transcanada.com

VIA FAX & COURIER

April 21, 2003

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release for TC PipeLines, LP

Please find enclosed a copy of the news release, which was issued by TC PipeLines, LP in the United States via the Canada News Wire Network on April 21, 2003. The press release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

B Hounsell

Brenda Hounsell
Corporate Legal Assistant
:blh
Enclosure



TC PipeLines, LP

Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Unitholder and Analyst Inquiries:	Theresa Jang	(403) 920-2050
	Toll-free	(877) 290-2772

NewsRelease

TC PipeLines, LP Declares Quarterly Cash Distribution; Announces First Quarter Results

CALGARY, Alberta – April 21, 2003 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced that the board of directors of its general partner has declared the Partnership's first quarter 2003 cash distribution in the amount of US$0.525 per unit. The first quarter distribution will be paid on May 15, 2003 to unitholders of record as of April 30, 2003.

The Partnership also reported first quarter 2003 net income of US$11.9 million or US$0.66 per unit, equaling net income reported for first quarter 2002.

The Partnership's first quarter 2003 cash generated from operations amounted to US$13.5 million, a 10% increase compared to first quarter 2002 cash generated from operations of US$12.3 million. The increase in cash flow reflects higher cash distributions received from Northern Border Pipeline and Tuscarora.

Financial Highlights
(unaudited) (millions of U.S. dollars, except per unit amounts)

	Three months ended March 31	
	2003	2002
Cash Distributions Declared Per Unit [1]	**$0.525**	$0.50
Net Income	**11.9**	11.9
Per unit [2]	**$0.66**	$0.66
Cash Generated from Operations	**13.5**	12.3
Units Outstanding (millions)	**17.5**	17.5

[1] The Partnership's 2003 first quarter cash distribution will be paid on May 15, 2003 to unitholders of record as of April 30, 2003.

[2] Net income per unit is computed by dividing net income, after deduction of the general partner's allocation, by the number of common and subordinated units outstanding. The general partner's allocation is computed based upon the general partner's 2% interest plus an amount equal to incentive distributions.

Net Income

The Partnership reported first quarter 2003 net income of US$11.9 million or US$0.66 per unit, equaling net income reported for first quarter 2002.

Equity income from Northern Border Pipeline amounted to US$11.0 million in first quarter 2003 compared to US$11.3 million for first quarter 2002. In first quarter 2003, Northern Border Pipeline incurred higher expenses related to electricity costs and taxes other than income compared to first quarter 2002. These decreases in Northern Border Pipeline's earnings were partially offset by lower interest expense, resulting from lower average interest rates, and higher revenues in first quarter 2003. Northern Border Pipeline's first quarter 2002 revenues were lower due to US$1.8 million of uncollected revenues (TC PipeLines' share is US$0.5 million) associated with the transportation capacity held by Enron North America (ENA), an Enron Corp. that filed for bankruptcy protection in December 2001. ENA no longer holds contracts for transportation capacity on the Northern Border pipeline system.

Equity income from Tuscarora amounted to US$1.3 million in first quarter 2003 compared to US$1.1 million for first quarter 2002. The increase is primarily due to incremental revenues from Tuscarora's expansion facilities, which were placed into service on December 1, 2002, partially offset by increased operations and maintenance expense and depreciation expense related to the new facilities.

The Partnership's first quarter 2003 general and administrative expenses of US$0.4 million were unchanged from first quarter 2002. Financial charges were less than US$0.1 million for first quarter 2003 compared to US$0.1 million for first quarter 2002, primarily due to a decrease in the Partnership's average debt balance outstanding.

Cash Flow

The Partnership reported first quarter 2003 cash generated from operations of US$13.5 million compared to US$12.3 million for first quarter 2002, reflecting higher cash distributions from both Northern Border Pipeline and Tuscarora. In first quarter 2003, the Partnership received a cash distribution from Northern Border Pipeline amounting to US$12.5 million compared to US$11.8 million for first quarter 2002. The increase is primarily due to lower interest expense incurred by Northern Border Pipeline. The Partnership also received a cash distribution from Tuscarora in first quarter 2003 amounting to US$1.5 million compared to US$1.0 million for first quarter 2002. The increase reflects Tuscarora's incremental cash inflows from new transportation contracts, including those related to Tuscarora's expansion facilities.

During first quarter 2003, the Partnership used US$4.1 million of its cash from operations to fund a portion of Tuscarora's expansion, which was partially offset by a US$0.8 million return of capital from Tuscarora. The Partnership paid an aggregate US$9.6 million of cash distributions to unitholders and its general partner, the equivalent of US$0.525 per unit, in first quarter 2003, compared to US$9.0 million, the equivalent of US$0.50 per unit, in first quarter 2002. Also in first quarter 2003, the Partnership made a US$3.0 million principal repayment on its revolving credit facility, reducing its debt outstanding to US$8.5 million at March 31, 2003.

Conference Call

The Partnership will hold a conference call Tuesday, April 22, 2003 at 4:00 p.m. (eastern). During this call, TC PipeLines, LP's senior executives will review the Partnership's first quarter 2003 results and discuss general developments and issues concerning the Partnership. Those interested in listening to the call may dial 1-800-273-9672. A replay of the conference call will also be available after the call until April 29, 2003 by dialing 1-800-408-3053 then entering passcode 1386508.

A live web cast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com. An audio replay of the call will be available on the website.

TC PipeLines, LP is a publicly held master limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership representing an aggregate 31.41% limited partner interest in the Partnership. TransCanada also holds a minority general partner interest in Northern Border Partners, L.P. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

- 30 -

Cautionary Statement Regarding Forward-Looking Information

This news release includes forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. All forward-looking statements are based on the Partnership's beliefs as well as assumptions made by and information currently available to the Partnership. Words such as "believes", "expects", "intends", "forecasts", "projects", and similar expressions, identify forward-looking statements within the meaning of the Securities Litigation Reform Act. These statements reflect the Partnership's current views with respect to future events and are subject to various risks, uncertainties and assumptions including regulatory decisions, particularly those of the Federal Energy Regulatory Commission, majority control of the Northern Border Pipeline management committee by affiliates of Enron Corp., which has filed for bankruptcy protection, the failure of a shipper on either one of the Partnership's pipelines to perform its contractual obligations, including Sierra Pacific Power Company, the shipper of 68% of Tuscarora's capacity, cost of acquisitions, future demand for natural gas, overcapacity in the industry, and prevailing economic conditions, particularly conditions of the capital and equity markets, and other risks discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2002. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement.

TC PipeLines, LP
Financial Highlights

Statement of Income

Three months ended March 31 (unaudited) (millions of U.S. dollars, except per unit amounts)	2003	2002
Equity Income from Investment in Northern Border Pipeline Company [1]	**11.0**	11.3
Equity Income from Investment in Tuscarora Gas Transmission Company [2]	**1.3**	1.1
General and Administrative Expenses	**(0.4)**	(0.4)
Financial Charges	**-**	(0.1)
Net Income	**11.9**	11.9
Net Income per Unit [3]	**$0.66**	$0.66
Units Outstanding (millions)	**17.5**	17.5

Balance Sheet

(millions of U.S. dollars)	March 31, 2003 (unaudited)	December 31, 2002 (audited)
Assets		
Cash	**4.0**	6.4
Investment in Northern Border Pipeline Company [1]	**241.3**	242.9
Investment in Tuscarora Gas Transmission Company [2]	**39.9**	36.7
	285.2	286.0
Liabilities and Partners' Equity		
Current Liabilities	**0.5**	0.6
Long-Term Debt	**8.5**	11.5
Partners' Equity	**276.2**	273.9
	285.2	286.0

Cash Flow Information

Three months ended March 31 (unaudited) (millions of U.S. dollars)	2003	2002
Cash Generated from Operations		
Distributions Received from Equity Investments		
Northern Border Pipeline Company	**12.5**	11.8
Tuscarora Gas Transmission Company	**1.5**	1.0
Changes in Working Capital and Other	**(0.5)**	(0.5)
Cash Generated from Operations	**13.5**	12.3
Investment in Tuscarora Gas Transmission Company	**(3.3)**	-
Distributions Paid	**(9.6)**	(9.0)
Repayment of Long-Term Debt	**(3.0)**	-
(Decrease)/Increase in Cash	**(2.4)**	3.3

[1] Northern Border Pipeline Company

TC PipeLines holds a 30% general partner interest in Northern Border Pipeline Company. Summarized operating and financial information of Northern Border Pipeline for the three months ended March 31, 2003 and 2002 and as at March 31, 2003 and December 31, 2002 is as follows:

Three months ended March 31 (unaudited)	2003	2002
Operating Results		
Gas Delivered (million cubic feet)	**210,023**	201,951
Average Throughput (million cubic feet per day)	**2,406**	2,307
Financial Results (millions of U.S. dollars)		
Operating Revenue	**79.9**	78.2
Operating Expenses		
Operations and Maintenance	**8.9**	7.2
Depreciation and Amortization	**14.5**	14.5
Taxes other than Income	**7.9**	6.6
Total Operating Expenses	**31.3**	28.3
Operating Income	**48.6**	49.9
Interest Expense, Net	**(11.8)**	(13.0)
Other Income	**(0.1)**	0.8
Net Income	**36.7**	37.7
Capital Expenditures (millions of U.S. dollars)		
Maintenance	**1.9**	2.1
Growth	**-**	-

Summary Balance Sheet Data (millions of U.S. dollars)	**March 31, 2003** (unaudited)	December 31, 2002 (audited)
Total Assets	**1,728.6**	1,740.0
Other Current Liabilities and Reserves and Deferred Credits	**82.2**	81.3
Long-Term Debt (including current maturities)	**842.0**	848.9
Partners' Capital	**798.0**	803.0
Accumulated Other Comprehensive Income	**6.4**	6.8
Total Liabilities and Partners' Equity	**1,728.6**	1,740.0

[2] Tuscarora Gas Transmission Company

TC PipeLines holds a 49% general partner interest in Tuscarora Gas Transmission Company. Summarized operating and financial information of Tuscarora for the three months ended March 31, 2003 and 2002 and as at March 31, 2003 and December 31, 2002 is as follows:

Three months ended March 31 (unaudited)	2003	2002
Operating Results		
Gas Delivered (million cubic feet)	**5,753**	7,564
Average Throughput (million cubic feet per day)	**64**	84
Financial Results (millions of U.S. dollars)		
Operating Revenue	**7.4**	5.6
Operating Expenses		
Operations, Maintenance & Administrative	**0.9**	0.4
Depreciation and Amortization	**1.6**	1.2
Taxes other than Income	**0.3**	0.2
Total Operating Expenses	**2.8**	1.8
Operating Income	**4.6**	3.8
Interest Expense, Net	**(1.6)**	(1.5)
Other Income	**-**	0.1
Net Income	**3.0**	2.4
Capital Expenditures (millions of U.S. dollars)		
Maintenance	**-**	-
Growth	**0.2**	1.3

Summary Balance Sheet Data (millions of U.S. dollars)	March 31, 2003 (unaudited)	December 31, 2002 (audited)
Total Assets	**155.6**	154.5
Other Current Liabilities and Reserves and Deferred Credits	**4.3**	9.9
Long-Term Debt (including current maturities)	**90.0**	90.0
Partners' Capital	**61.2**	54.2
Accumulated Other Comprehensive Income	**0.1**	0.4
Total Liabilities and Partners' Equity	**155.6**	154.5

[3] Net income per unit is computed by dividing net income, after deduction of the general partner's allocation, by the number of common and subordinated units outstanding. The general partner's allocation is computed based upon the general partner's 2% interest plus an amount equal to incentive distributions.

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